Offering Statement for Deshyo LLC ("Deshyo ")

The Company

1. **What is the name of the issuer?**

   Deshyo LLC

Eligibility

2. **The following are true for Deshyo LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   ## Zachary Silverman

   Zachary is the founder and CEO of Deshyo. Originally from Denver, CO he graduated from the University of Colorado at Boulder with a degree in Political Science. Immediately following his graduation he worked in local and state politics in Denver. In November 2014, he started working for a startup called Education Funding Partners as a utility player (Sales Associate/Operations/Accounting/Marketing were all under his purview). He then found a position as the Birthright Recruitment Manager for Texas Hillel Foundation in Austin, Texas starting in August of 2015. He began working on his startup in December of 2016 and now works on it full time in Los Angeles, CA.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Zachary Silverman

Securities:	7,500,000
Class:	Units
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

My company is a web application with the intention of becoming a mobile app as well. It is a content aggregation platform based on timestamp publishing (no algorithm and no curation through an editorial board). The main objective of the company is to increase discoverability and engagement of content creators and content by giving more control back to the content creators and to general users. Anyone who publishes original content (journalists, photographers, podcasts, musicians, bloggers, YouTube personalities, etc.) will have their own personal feed where they can paste the URL links from the various publishing platforms that they use, thereby consolidating all of their audiences into a single location. If someone is a general user, they will be able to create personally curated feeds based upon the content creators they follow. These personally curated feeds will be populated by the content published from the content directors of which they follow, thereby allowing users to engage with the content they only wish to see at any given moment. Content will be discovered and shared throughout the platform through personal recommendations, both passive and active. Passive personal recommendations will come through rating each piece of content, and active recommendations will be achieved by "sending" the content to another user's inbox for them to engage and rate. Content creators will be able to eventually opt into a native ad platform where brands/marketers will have the ability to purchase ads directly onto the feeds of the content creators. The content creators and the company will then split the revenue generated from the specific advertisement.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

7. **Material factors that make an investment in Deshyo LLC speculative or risky:**

   1. If Deshyo is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. Deshyo will require substantial future capital in order to continue to conduct research and development as well as marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales and marketing capabilities.

   2. Because Deshyo has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. Deshyo is in an early stage of development and, therefore, has a limited history of operations.

   3. Deshyo is faced with all of the risks associated with a company in the early stage of development. In addition, Deshyo's business is subject to numerous risks associated with a new company engaged in content, media, and entertainment. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval. Because Deshyo is focused on product development, the Company has not generated significant product revenues to date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.

   4. The process of developing Deshyo's products requires significant research and development which is costly and does not result in revenues or profits. There can be no assurance that Deshyo will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

   5. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

   6. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

   7. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its membership units.

   8. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business.

   9. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

   10. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or

management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

11. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. Third parties might infringe upon our technology. We cannot assure you that the steps we take to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

13. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

14. Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results.

15. Risk of Security Breach: We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services. A fundamental requirement for operating an Internet-based business is the secure transmission of confidential information and media over public networks. Although we design our systems and processes to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results.

16. Technological Risk: We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may under perform the technology utilized by our competitors.

17. Reputation Risk: Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

18. Competition Risk: Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.

19. Your units are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these units and the

company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their securities on an exchange, is acquired or goes bankrupt.

The Offering

Deshyo LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $100,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The main focus of the funds (60%+) is expected to be on web development, attracting a Chief Technology Officer and rounding out the development team. Another use of funds is expected to be content management. When the site is built, we believe it will be critical that the first content published falls within the terms and conditions set forth by the company and are up to the standards of quality (i.e. nothing inappropriate). We'll need 1-2 people who can monitor the site and remove any inappropriate content or content that violates our terms and conditions. Next, we plan to focus on customer acquisition, specifically recruiting more content creators to join the site. Finally, legal research and IP protection.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$100,000
Less: Offering Expenses	$490	$4,900
Net Proceeds	$9,510	$95,100
Web Development & Management	$5,000	$75,000
Intellectual Property Research & Protection	$2,500	$5,000
Content Management	$1,500	$2,500
Customer Acquisition	$510	$5,000
CEO Salary	$0	$5,000
Investor Relations	$0	$2,600
Total Use of Net Proceeds	$9,510	$95,100

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Deshyo LLC must agree that a transfer agent, which keeps records of our outstanding Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be

closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.10 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Units	8,500,000	7,500,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Deshyo's Operating Agreement can be amended by the majority holder of the Member Units. As minority owners, the Netcapital investors are subject to the decisions made by the majority owner. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our CEO may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority owner may decide to issue additional units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional membership interest units will dilute the ownership of the Netcapital

investors. As a result, if we achieve profitable operations in the future, our net income per unit will be reduced because of dilution, and the market price of our units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to all members of the Company. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Deshyo LLC conducted within the past three years?**

Date of Offering:	10/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$5,000

    Use of Proceeds:

    > Raised money using a Simple Agreement for Future Equity ("SAFE") that provides the investor the right to purchase certain shares of the Company's capital stock at a 30% discount to the price paid by another investor(s) in a bona fide equity financing. Uses of the SAFE were for website development.

Date of Offering:	03/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$3,000

    Use of Proceeds:

    > Raised money using a Simple Agreement for Future Equity ("SAFE") that provides the investor the right to purchase certain shares of the Company's capital stock at a 30% discount to the price paid by another investor(s) in a bona fide equity financing. Uses of the SAFE were for website development.

Date of Offering:	04/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$5,000

    Use of Proceeds:

Raised money using a Simple Agreement for Future Equity ("SAFE") that provides the investor the right to purchase certain shares of the Company's capital stock at a 30% discount to the price paid by another investor(s) in a bona fide equity financing. Uses of the SAFE were for website development.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Deshyo's financial history is not long, but it has key indicators of financial responsibility and early buy-in. Founder Zach Silverman has shown he is extremely cautious with money, never spending capital he has not already obtained prior to its expenditure. With half of the historical investment coming from Zach Silverman himself, he has shown a willingness to place his money at equal risk as his investors due to his belief in the mission and vision of the company. Deshyo received its first outside investment of $5,000 in November of 2017 with no working product, which was critical for completion of the first iteration of the Minimum Viable Product (MVP). When the company realized the first iteration would not be enough, it sought further investment to complement the existing funds originating from the founder in order to complete the MVP; Deshyo obtained two more outside investments totaling $8,000 in order to complete the MVP and to provide extra runway. This extra runway with an additional investment by the founder will lead to the finalization of the MVP for the sake of a beta test in the next 6-8 weeks. At this juncture, Deshyo needs an extremely large injection of capital in order to properly test the MVP, and to accrue and analyze the data necessary to entice larger capital investments. The Founder wishes to utilize the proceeds from this offering immediately to complement founder equity to build out a full time development team, take the necessary steps to protect intellectual property, acquire customers, and to provide runway until the next round of fundraising begins.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	($8,953)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?
        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

      2. places limitations on the activities, functions or operations of such person?
      3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

      If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Deshyo LLC answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: We all experience this world in our own way. Pursuing passions and indulging inspiration. We dream of traveling to far away lands and explore our neighborhood coffee shops. We build relationships with our co-workers and we build relationships with people we will never meet. Whether its Jennifer Aniston flying Emirates, Cindy Crawford drinking a Pepsi, or Matthew McConeghy driving a Lincoln our lives have always been influenced by people who only appear on our screens. But with the revolution of social media, no longer must one be a famous actor to guide our lives. Being able to give people a creating mindset. Something they can follow, you know what I mean, so they can piggyback off of my ideas and create something better. It's like a constant circle man. Our tastes are shaped by Bali models and local comedians. We seek the opinions of local brewmasters and Parisien fashion designers alike. But while social media broke down barriers they also built new ones. They deliberately inhibit our ability to develop real authentic relationships and replace them with shallow recommendations and advertisements they only assume we wish to see because of the privacy that they have violated. I know there are algorithms and stuff that certain social media platforms use. And I think sometimes they use that maybe to the advantage of some people who are more popular or maybe people who have more money or have more sponsorship.

We know what drives us to seek out, do more, and be better. When we take control of our lives the possibilities are endless. When we take control of our work schedule, we make more money. When we take control o four health we have more energy. And when we take control of our relationships, we become better people. I believe it is time to take control back from the institution's whos apathy for our experiences is only matched by the size of their profits. And I believe you do too.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Operating Agreement: operatingagreement.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.deshyo.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.